EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name of the Company	State of Incorporation
CVC Int’l, Inc.	Florida
Phone House of Florida, Inc.	Florida
Phone House, Inc.	California
Cable and Voice Corporation	Florida
Starcomm Alliance, Inc.	Florida
Dial-Tone Communications, Inc.	Florida
Digital Phone Solutions, Inc.	Florida
Better Choice Communications, Inc.	Florida
Wize Communications, Inc.	Florida